[redacted]

09056327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive, Suite 5
(No. and Street)

Mount Laurel (City) NJ (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldie, Peritz, Mishkin, LLP
(Name – *if individual, state last, first, middle name*)

323 Norristown Road (Address) Spring House (City) PA (State) 19477 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 06 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A. Beining, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAFG RIA Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

...TORNO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/07/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

MAFG RIA SERVICES, INC.

DECEMBER 31, 2008

CONTENTS

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Stanton L. Peritz
Nelson C. Mishkin
Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a New Jersey S Corporation) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gable Peritz Mishkin, LLP

February 23, 2009

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 11015
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 14,880	
Deposit with clearing organization	698	
Receivables from non-customers	32,293	
Due from affiliate	150,000	
Total assets		$ 197,871

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 6,700	
Liabilities subordinated to claims of general creditors	150,000	
Total liabilities		$ 156,700
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Retained earnings	36,171	
Total stockholder's equity		41,171
Total liabilities and stockholder's equity		$ 197,871

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Fees	$ 177,475
Commissions	6,794
Interest	71,674
	255,943
Expenses	
Management administrative service fee	60,000
Education and seminars	113
Dues and subscriptions	1,424
Licenses and fees	6,695
Professional fees	7,557
Interest	12,750
Insurance	3,681
Taxes - other	2,225
	94,445
Net income	$ 161,498

See independent auditors' report and
accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1	$ 1	$ 4,999	$ 2,393,102	$ 2,398,102
Less dividends paid	-	-	(2,518,429)	(2,518,429)
Net income	-	-	161,498	161,498
Balance, December 31	$ 1	$ 4,999	$ 36,171	$ 41,171

See independent auditors' report and
accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Liabilities subordinated to claims of general creditors - January 1, 2008	$ 150,000
Changes	-
Liabilities subordinated to claims of general creditors - December 31, 2008	$ 150,000

See independent auditors' report and
accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities		
Net income	$ 161,498	
Increase (decrease) in assets		
Deposit with clearing organization	(328)	
Receivables from non-customers	19,376	
Decrease in accounts payable and accrued expenses	(300)	
Net cash provided by operating activities		$ 180,246
Cash flows from investing activities		
Net (advances)/repayments of due from affiliate		(235,400)
Net decrease in cash		(55,154)
Cash, January 1		70,034
Cash, December 31		$ 14,880

Supplementary disclosures of non-cash investing and financing activities:

The Company converted $2,518,429 of due from affiliate to dividends.

Supplementary disclosure of cash flow information:	
Cash paid for the period for:	
Interest	$ 12,750

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a wholly-owned subsidiary of MAFG, Inc. ("the Parent Company"). The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, cash balances with the banks may exceed insurable limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Effect of Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157") in order to establish a definition for fair value and a framework for measuring fair value in generally accepted accounting principles. SFAS 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007. In early 2008, the FASB issued Staff Position (FSP) FAS-157-2, "Effective Date of FASB Statement No. 157," which delays by one year, the effective date of SFAS 157 for all non-financial assets and liabilities.

The Company has adopted the portion of SFAS 157 that has not been delayed by FSP SFAS-157-2 as of January 1, 2008. The adoption of the required provisions did not have a material impact on the financial statements. We do not expect the adoption of the deferred provisions, as of January 1, 2009, to have a material impact on the financial statements.

1. Summary of Significant Accounting Policies (Cont'd.)

Effect of Recent Accounting Pronouncements (Cont'd.)

In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities-Including an Amendment to FASB Statement No. 115" ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has elected not to report any financial assets or liabilities at fair value under SFAS 159 as of January 1, 2008 or through December 31, 2008.

Receivables from Non-Customers

Receivables from non-customers are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that they anticipate they will not collect as of the time the financial statements are issued.

There was no bad debt expense charged to operations for the year ended December 31, 2008.

Income taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder on its tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. The amount is included in taxes - other.

The Company has elected to defer the provisions of FIN 48, *Accounting for Income Taxes*, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, *Loss Contingencies*, approach for evaluating uncertain tax positions. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

2. Deposit with Clearing Organization

The Company has $698 on deposit with a broker-dealer clearing organization at December 31, 2008.

3. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $8,180, which was $3,180 in excess of its required net capital of $5,000. The Company's net capital ratio was .82 to 1.

4. Exemptive Provision

The Company claims an exemption under (k)(1) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Liabilities Subordinated to Claims of General Creditors

The Company issued subordinated notes due to the Parent Company of $150,000 with interest at 8.5%. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The full amount is due January 31, 2010. Interest expense for the year ended December 31, 2008 was $12,750.

6. Related Party Transactions

The Company paid management fees of $60,000 to an affiliate for management advisory, consulting and administrative support services provided for the year ended December 31, 2008.

Due from affiliate represents advances made to the Parent Company. The balance was $150,000 at December 31, 2008. The note is due on demand and interest is charged at the Applicable Federal Rate. The Company converted $2,518,429 of due from affiliate to dividends to the Parent Company in 2008.

SUPPLEMENTARY INFORMATION

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL	
Stockholder's equity qualified for net capital	$ 41,171
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	150,000
Total capital and allowable subordinated liabilities	191,171
Deductions:	
Non-allowable assets	
Deposit with clearing organization	698
Receivables from non-customers	32,293
Due from affiliate	150,000
	182,991
	$ 8,180
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital at 1,500%	7,510
Excess net capital at 1,000%	7,510
Ratio: Aggregate indebtedness to net capital	.82 to 1

MAFG RIA SERVICES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 9,880
Audit adjustments	
Accrual of taxes and other expenses	1,700
Net capital per above	$ 8,180

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Stanton L. Peritz
Nelson C. Mishkin
Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • • •
Herbert Gable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 11015
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholders, management, the SEC, NASDAQ, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gable Peritz Mishkin, LLP

February 23, 2009